SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NexPoint Credit Strategies Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,323,915.38
	8	SHARED VOTING POWER 662,163
	9	SOLE DISPOSITIVE POWER 1,323,915.38
	10	SHARED DISPOSITIVE POWER 662,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,078.38
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,986,078.38
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,986,078.38
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,078.38
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Governance Re, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,352.2865
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,352.2865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,352.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Governance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,352.2865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,352.2865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,352.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thread 55, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,352.2865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,352.2865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,352.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,936
	8	SHARED VOTING POWER 173,352.2865
	9	SOLE DISPOSITIVE POWER 11,936
	10	SHARED DISPOSITIVE POWER 173,352.2865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,288.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCMG Trading Partners XXIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,414.92
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,414.92
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,414.92
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,414.92
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,414.92
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,414.92
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,058,459.109
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,058,459.109
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,058,459.109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,815.22
	8	SHARED VOTING POWER 6,386,770.70
	9	SOLE DISPOSITIVE POWER 64,815.22
	10	SHARED DISPOSITIVE POWER 6,386,770.70
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,585.92
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand I”), Governance Re, Ltd., a Bermuda limited company (“Governance Re”), Governance, Ltd., a Bermuda limited company (“Governance Parent”), Thread 55, LLC, a Delaware limited liability company (“Thread”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), PCMG Trading Partners XXIII, L.P., a Delaware limited partnership (“PCMG”), Strand Advisors III, Inc., a Delaware corporation (“Strand III”), The Dugaboy Investment Trust, a Delaware trust (“Dugaboy”), and James D. Dondero (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission on September 24, 2014, relating to the Common Stock (the “Common Stock”), of NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

As of October 17, 2014, the Reporting Persons had invested approximately $56,762,248.93 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital of the Reporting Persons.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer

(a) As of October 21, 2014, (i) Highland Capital may be deemed to beneficially own 1,986,078.38 shares of Common Stock, which represents approximately 3.1% of the outstanding Common Stock; (ii) Strand I may be deemed to beneficially own 1,986,078.38 shares of Common Stock, which represents approximately 6.3% of the outstanding Common Stock; (iii) Governance Re may be deemed to beneficially own 173,352.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (iv) Governance Parent may be deemed to beneficially own 173,352.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (v) Thread may be deemed to beneficially own 173,352.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (vi) Highland Services may be deemed to beneficially own 185,288.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (vii) PCMG may be deemed to beneficially own 26,414.92 shares of Common Stock, which represents approximately 0.0% of the outstanding Common Stock; (xiii) Strand III may be deemed to beneficially own 26,414.92 shares of Common Stock, which represents approximately 0.0% of the outstanding Common Stock; (ix) Dugaboy may be deemed to beneficially own 4,058,459.109 shares of Common Stock, which represents approximately 6.4% of the outstanding Common Stock; and (x) James D. Dondero may be deemed to beneficially own 6,451,585.92 shares of Common Stock, which represents approximately 10.1% of the outstanding Common Stock.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.	1,323,915.38	662,163	1,323,915.38	662,163
Strand Advisors, Inc.	0	1,986,078.38	0	1,986,078.38
Governance Re, Ltd.	173,352.2865	0	173,352.2865	0
Governance, Ltd.	0	173,352.2865	0	173,352.2865
Thread 55, LLC	0	173,352.2865	0	173,352.2865
Highland Capital Management Services, Inc.	11,936	173,352.2865	11,936	173,352.2865
PCMG Trading Partners XXIII, L.P.	26,414.92	0	26,414.92	0
Strand Advisors III, Inc.	0	26,414.92	0	26,414.92
The Dugaboy Investment Trust	4,058,459.109	0	4,058,459.109	0
James D. Dondero	64,815.22	6,386,770.70	64,815.22	6,386,770.70

(c) Except as previously disclosed in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On October 14, 2014, Dugaboy loaned 2,015,000 shares of Common Stock to an affiliate that subsequently pledged such shares to Jefferies & Company, Inc. (“Jefferies”) as collateral for margin credit extended by Jefferies to the affiliate.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2014

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

GOVERNANCE RE, LTD.

By:	Governance, Ltd., its sole shareholder

By:	Thread 55, LLC, its sole shareholder

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

GOVERNANCE, LTD.

By:	Thread 55, LLC, its sole shareholder

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

THREAD 55, LLC

By: Highland Capital Management Services, Inc.,
its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
	Title:	President

PCMG TRADING PARTNERS XXIII, L.P.

By:	Strand Advisors III, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS III, INC.

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

THE DUGABOY INVESTMENT TRUST

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	Trustee

/s/ James D. Dondero
James D. Dondero

ANNEX A

TRANSACTIONS

Together with Annex A previously attached to the Schedule 13D, the following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 24, 2014.

Date	Effected By	Purchase/Sale	Quantity	Price
9/04/2014	James Dondero	Purchase	0.94	$11.53
9/17/2014	James Dondero	Purchase	65.7606	$11.21
9/26/2014	James Dondero	Purchase	70.2314	$10.39
10/1/2014	Highland Capital Management, L,P.	Purchase	6,160	$10.545
10/7/2014	James Dondero	Purchase	68.3367	$10.69
10/17/2014	James Dondero	Purchase	70.2314	$10.39